Exhibit 1.01
The Procter & Gamble Company
Conflict Minerals Report

This Conflict Minerals Report for the year ended December 31, 2015 is provided by The Procter & Gamble Company (the "Company") pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule").  Under the Rule, we are required to make specific disclosures regarding our manufactured products that contain conflict minerals, provided those conflict minerals are necessary to the functionality or production of those products.  As defined by the Rule, and for purposes of this report, the conflict minerals are cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, and tungsten ("Conflict Minerals"; tin, tantalum, tungsten and gold collectively are referred to as "3TG").    References in this report to "we," "us" or "our" refers to the Company and our subsidiaries, unless otherwise specified or unless the context otherwise requires.
As detailed below, based on our reasonable country of origin inquiry, the Company has no reason to believe that the 3TG in any of our products is funding armed conflict in the Democratic Republic of Congo or an adjoining country (collectively, the "Covered Countries").  However, it remains challenging for many companies and their suppliers (including us and our suppliers) to gather complete and reliable data.  For that reason, we have not been able to rule out the possibility that some Conflict Minerals in our products may have originated in the Covered Countries and may not be from recycled or scrap sources.  Consequently, we exercised due diligence on the Conflict Minerals' origin and chain of custody and we are providing this Conflict Minerals Report to describe our due diligence processes and results.
1.	Company Overview
The Company is a global leader in retail goods, focused on providing branded consumer packaged goods of superior quality and value to our consumers around the world. Our products are sold in more than 180 countries and territories primarily through mass merchandisers, grocery stores, membership club stores, drug stores, department stores, salons, high-frequency stores and distributors. We continue to expand our presence in other channels, such as perfumeries and e-commerce. We have on-the-ground operations in approximately 70 countries, including more than 130 plants and more than 250 shipping locations worldwide.  In total, across all aspects of our business (e.g., raw materials, packaging, services, equipment), we work with approximately 80,000 suppliers.
The Company sells more than 100 branded products. The vast majority of these products do not contain Conflict Minerals.   Based on an extensive review of our products, only a small number of products were identified as falling within the scope of the Rule: blades and razors, batteries, electric charging devices, electric toothbrushes, powered beauty devices and small electronic appliances.
2.	Conflict Minerals Program and Compliance Systems
Our Conflict Minerals Program has been designed to conform, in all material respects with the framework described in The Organisation for Economic Cooperation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas ("OECD Guidance") and the related Supplements for gold and for tin, tantalum and tungsten.  We are a "downstream company" within the meaning of the OECD Guidance, and, therefore, have designed our Conflict Minerals Program in a manner consistent with those portions of the OECD Guidance specifically applicable to downstream companies.
a)	Conflict Minerals Policy
The Company has adopted the following Conflict Minerals Policy, which is publicly available on our website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml.
We're committed to ensuring that we are not sourcing minerals (tin, tantalum, tungsten, gold) that fund armed groups in the Democratic Republic of Congo and adjoining countries.  We do not ban sourcing of minerals from this region because such a policy may harm legitimate miners.
We're taking steps across our entire supply chain to confirm our sourcing does not fund armed groups in the DRC and adjoining countries.  As part of this program, we continue to carry out a reasonable country of origin inquiry on the products we manufacture and perform supply chain due diligence following the processes and procedures set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.  Our Chief Compliance Officer is responsible for the efforts of this team.
We expect suppliers to have a policy in place and implement a system to trace the origin of tin, tantalum, tungsten, and gold supplied to the Company, following the template developed by the Conflict-Free Sourcing Initiative.  Suppliers are encouraged to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml.  This reporting mechanism is operated by a third-party supplier to help ensure anonymity.
If any external business partner has challenges in complying with our expectation, we'll attempt to work to address these challenges. If compliance cannot be achieved, we will terminate the relationship with the external business partner.
b)	Internal Management Systems and Controls

i)	Compliance Team
In order to facilitate our compliance with the Rule, the Company created a  multi-functional core team ("Core Team"), which includes representatives from Purchases, Product Supply, Sustainability, Research & Development, Finance & Accounting, Global Business Services, Corporate Communications, Corporate Compliance and Legal.  The Core Team designed an extensive Conflict Minerals Program, including, but not limited to, processes for supply chain review, supplier and employee outreach, due diligence and risk management.  Our Chief Compliance Officer is responsible for the efforts of the Core Team.
ii)	Control Systems
As a downstream company, the Company does not generally have a direct relationship with 3TG smelters and refiners.  Consequently, we engage with other companies through trade associations and industry initiatives, such as the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative's ("EICC-GeSI") Conflict-Free Sourcing Initiative ("CFSI"), to improve transparency with respect to smelters and other upstream participants in the Conflict Minerals supply chain.
In addition to our Conflict Minerals Policy, our work is governed by:
•
our Worldwide Business Conduct Manual, which contains the global standards P&G employees must follow to ensure they uphold P&G's Purpose, Values and Principles in their daily work (available at http://www.pg.com/en_US/downloads/company/governance/Policy_Worldwide_Business_Conduct_Manual.pdf);

•
our Sustainability Guidelines for External Business Partners, which outline the values we seek in the suppliers with whom we do business (available at http://www.pgsupplier.com/en/pg-values/sustainability.shtml); and

•
our Human Rights Policy Statement, which outlines our commitment to respect human rights and the expectation that our business partners share this commitment (available at http://pgsupplier.com/en/_downloads/Human_Rights_Policy_Statement.pdf).

iii)	Supplier Engagement
Soon after the Rule was adopted, we began engaging with our suppliers to ensure they were aware of the Rule and the implications for them as suppliers of the Company.   The Company sent mailings to all Company suppliers that we anticipated would be within the scope of the Rule, informing them that each in-scope supplier would be expected to have a conflict minerals policy in place and to implement a system to trace the origin of any 3TG supplied to the Company as defined in the template developed by the EICC-GeSI (the "Template"), which was attached to the mailing.  We also provided a Company contact to answer any questions the suppliers had regarding implementation of the Rule.
As described in our Conflict Minerals Policy, we will engage with any of our suppliers if we have reason to believe that the supplier is providing the Company with 3TG that may support conflict in the Covered Countries, with the goal of establishing an alternative source of 3TG that does not support such conflict.  To date, we have found no instance where there is reason to believe our sourcing of 3TG is being used to fund armed conflict in the Covered Countries; therefore, it has not been necessary to seek alternative sources or terminate a contract.
iv)	Grievance Mechanism
The Company is committed to creating an environment that fosters open communication. The Company has well-established grievance mechanisms through which both employees and suppliers can report violations of the law or Company policies. For employees, the Company has created the Worldwide Business Conduct Manual Helpline (the "Helpline"), which is staffed by an independent third party and provides an anonymous way to report concerns about potential violations 24 hours a day, 7 days a week. For suppliers, the Company encourages them to report any ethical concerns or policy violations, as outlined at http://www.pgsupplier.com/en/pg-values/report-a-concern.shtml.This reporting mechanism is operated by a third-party supplier to help ensure anonymity.
To date, the Company has received no reports through either mechanism indicating any potential concerns with our Conflict Minerals Policy, our 3TG sourcing or our Conflict Minerals Program.
v)	Maintenance of Records
The Company has adopted a policy to maintain relevant documentation.
c)            Identify and Assess Risks in the Supply Chain
As previously stated, the Company has more than 100 brands and works with approximately 80,000 suppliers worldwide.  In 2015, we conducted another review of our direct suppliers to identify suppliers of components and materials used in products within the scope of the Rule.  This review enabled us to narrow this list to 49 direct, in-scope suppliers.
The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers.  Therefore, we must rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from suppliers further upstream in the supply chain.  In addition, we participate in trade and industry associations, as described above, to help further identify and assess the risks.
3.	Due Diligence
Our due diligence measures have been designed to conform, in all material respects, with the portions of the OECD Guidance applicable to a "downstream company."
a)	Survey Requests
The Company conducted a survey of 49 suppliers using the EICC-GeSI Template, representing direct suppliers that we determined potentially supplied components or materials containing 3TG. The Template was developed by EICC and GeSI to facilitate disclosure and communication of information regarding a company's supply chain and includes questions regarding the supplier's conflict-free policy, recipient's engagement with its direct suppliers, and the smelters the supplier (and its suppliers) use.  In addition, the Template contains questions about the origin of any 3TG provided by the supplier, as well as the supplier's due diligence.  Written instructions and recorded training illustrating the use of the tool are available on the EICC website.
The Company sent the Template directly to suppliers and provided reminders to the recipients on a regular basis until a response was received.
b)	Survey Responses
The Company has received responses from all the suppliers surveyed.  Members of the Core Team reviewed these responses for completeness and to determine if any potential red flags were present, in accordance with the requirements of our Conflict Minerals Program, and followed up as needed with suppliers to clarify responses.
Our responses included varying degrees of information regarding the names and locations of 3TG smelters used by each supplier.  Some suppliers included smelter data for 3TG that we know is contained in components and materials supplied to us.  For this group of 58 smelters, which we refer to as the "known smelters" in our supply chain, we analyzed and compared the smelters against the list of facilities that have received a "conflict free" designation through the CFSI's Conflict Free Smelter Program as of May 24, 2016.  Of these 58 smelters, 47 are certified as conflict free by CFSI, including the three smelters identified as sourcing from Covered Countries by CFSI.  Another two of our known smelters are on the CFSI Active list as of May 24, 2016 and have committed to undergo a CFSI audit to be designated conflict free.  The known smelters are listed in Attachment A.   While we have no indication that any of our remaining suppliers are sourcing from any smelters that source from the Covered Countries, we have insufficient data at this time to validate the status of any other smelters or refiners.
c)	Reporting
The Company has filed this Conflict Minerals Report for 2015 with the SEC. We have also made this report available on our website at http://www.pg.com/en_US/sustainability/policies_practices/conflict_minerals.shtml.
4.	Our Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
As a downstream company, we rely upon independent assessment programs to provide upstream information such as the mine or location of origin.  Consistent with the OECD Guidance, our efforts to determine the mine or location of origin of necessary Conflict Minerals in material supplied to us with the greatest possible specificity consisted primarily of a review of whether the smelters reported to be in our suppliers' supply chain were verified as compliant with the Conflict Free Smelter Program.  CFSI has developed an audit protocol for verification of entities as compliant with the Conflict Free Smelter Program in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries.  The Conflict Free Smelter List is composed of entities that are compliant with the Conflict Free Smelter Program and that have been subject to an independent third party audit to assess whether the entity employed policies, practices, and procedures to source conflict free minerals.  We are a member of CFSI and have access to CFSI country of origin information for entities on the Conflict Free Smelter List.  CFSI has chosen to address confidential business information concerns by aggregating the countries of origin for Conflict Minerals sourced by such entities on the Conflict Free Smelter List.  CFSI requires that the independent auditor make an examination of the countries of origin for processed Conflict Minerals as well as the location of the mine, even if the specific mine or location of origin for these minerals within a country is not provided to CFSI members.
More generally, in 2015, we endeavored to determine the mine or location of origin for Conflict Minerals in the supplied materials with the greatest possible specificity by using our due diligence measures described above, including, for example, (i) surveying our in-scope suppliers using the Template; (ii) comparing the list of entities identified by our surveyed in-scope suppliers as smelters of Conflict Minerals against information provided by the CFSI to identify those smelters that have received a conflict-free designation; and (iii) reviewing available information from CFSI on the mine or location of origin of necessary Conflict Minerals from the smelters described in clause (ii) of this paragraph.  The country of origin information that we were able to obtain through these efforts in included in Attachment A.
5.	Steps to Mitigate Risk
The Company will continue to work to improve its Conflict Minerals due diligence process.  To further mitigate the risk that any Conflict Minerals in our products finance or benefit armed groups, we are making the following commitments:
a)	As a Company, we will engage in additional supplier engagement to increase the number and quality of supplier responses;
b)
When we become aware of a supplier that is not in compliance with our Conflict Minerals Policy, we will engage with the supplier for a remedy and, where necessary, find an alternative source of 3TG; and

c)	We will continue to invest in and build relationships with relevant trade associations/industry initiatives to help improve supply chain diligence best practices consistent with OECD Guidance.
ATTACHMENT A
Smelters and Countries of Origin
The following facilities have been reported to us by our suppliers as part of their supply chain for components and materials known to contain Conflict Minerals. Each is listed by CFSI as a smelter or refiner.  The facility names are listed as they appear on the CFSI smelter list.

Gold
Asahi Pretec Corporation
Eco-System Recycling Co., Ltd.
Heraeus Ltd. Hong Kong
Johnson Matthey Inc
Matsuda Sangyo Co., Ltd.
Mitsubishi Materials Corporation
Nihon Material Co., Ltd.
Tanaka Kikinzoku Kogyo K.K.

Tin

Alpha
Cooperativa Metalurgica de Rondonia Ltda.
CV Serumpun Sebalai
CV United Smelting
CV Venus Inti Perkasa
Dowa
EM Vinto
Fenix Metals
Gejiu Non-Ferrous Metal Processing Co., Ltd.
Gejiu Zili Mining and Metallurgy Co, Ltd.
Heraeus Materials Technology GmbH & Co., KG
Huichang Jinshuda Tin Co., Ltd.
Magnu's Minerais Metais e Ligas Ltda.
Malaysia Smelting Corporation (MSC)
Melt Metais e Ligas S.A.
Metallo-Chimique. N.V.
Mineração Taboca S.A.
Minsur
Mitsubishi Materials Corporation
OMSA
PT Artha Cipta Langgeng
PT Babel Inti Perkasa
PT Bangka Putra Karya
PT Bangka Tin Industry
PT Belitung Industri Sejahtera
PT Bukit Timah
PT DS Jaya Abadi
PT Eunindo Usaha Mandiri
PT Karimun Mining
PT Koba Tin
PT Mitra Stania Prima
PT Pelat Timah Nusantara Tbk
PT Prima Timah Utama
PT Refined Bangka Tin
PT Sariwiguna Binasentosa
PT Stanindo Inti Perkasa
PT Tambang Timah
PT Timah (Persero) Tbk Kundur
PT Timah (Persero) Tbk Mentok
PT Tinindo Inter Nusa
Rui Da Hung
Soft Metais Ltda.
Thaisarco
VQB Mineral and Trading Group Joint Stock Company
White Solder Metalurgia e Mineração Ltda.
Yunnan Chengfeng Non-Ferrous Metals Co, Ltd.
Yunnan Tin Company, Ltd.

Countries of origin of the Conflict Minerals these smelters process are believed to include the following countries.  This information was provided through CFSI and is aggregated for confidentiality purposes.  While some countries listed below are Covered Countries, the smelters identified as sourcing from those countries have all been certified as conflict free by CFSI.

Angola	Djibouti	Madagascar	South Sudan
Argentina	Ecuador	Malaysia	Spain
Australia	Egypt	Mongolia	Suriname
Austria	Estonia	Mozambique	Switzerland
Belgium	Ethiopia	Myanmar	Taiwan
Bolivia	France	Namibia	Tanzania
Brazil	Germany	Netherlands	Thailand
Burundi	Guyana	Nigeria	Uganda
Cambodia	Hungary	Peru	United Kingdom
Canada	India	Portugal	United States of America
Central African Republic	Indonesia	Republic of Congo	Vietnam
Chile	Ireland	Russia	Zambia
China	Israel	Rwanda	Zimbabwe
Colombia	Japan	Sierra Leone
Cote D'Ivoire	Kazakhstan	Singapore
Czech Republic	Kenya	Slovakia
Democratic Republic of Congo	Laos	South Africa
	Luxembourg	South Korea